Exhibit 7.02

Ocwen Financial Corporation
1661 Worthington Road, Suite 100
West Palm Beach, Florida 33409

William C. Erbey

January 14, 2008

OCM Principal Opportunities Fund IV, L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071

Gentlemen:

In recognition and appreciation of the time to date of OCM Principal Opportunities Fund IV, L.P. (the “Sponsor”) in connection with the evaluation of a potential acquisition (the “Proposed Transaction”), together with Angelo, Gordon & Co., L.P. (the “Other Sponsor”) or one or more of its affiliates, through one or more newly organized entities (collectively, the “Buyer Group”), of Ocwen Financial Corporation, a Florida corporation (the “Company”), and to induce the Sponsor to expend further efforts relative to the Proposed Transaction, William C. Erbey (“WCE”), on behalf of himself and each of E. Elaine Erbey, FF Plaza Partners, Delaware Permanent Corporation and Erbey Holding Corporation (each, a “WCE Shareholder” and collectively, the “WCE Group”), and the Company hereby agree as set forth below:

1.

Exclusivity. The WCE Group agrees that during the Access Period (as defined below), the WCE Group shall not, nor shall it authorize or permit any director, officer or employee of, or any investment banker, attorney or other advisor of, the WCE Group (collectively, the “Shareholder Representatives”) to, directly or indirectly, (A) solicit, initiate or knowingly encourage the submission of any Company Takeover Proposal (as defined below), or take any action knowingly designed to facilitate any Company Takeover Proposal, (B) engage in or participate in any discussions or negotiations regarding any Company Takeover Proposal, or (C) furnish to any person any information with respect to any Company Takeover Proposal. Notwithstanding anything to the contrary in this letter agreement, (x) if the Company, any of its subsidiaries or any of their respective officers, directors, employees and affiliates, investment bankers, attorneys and other advisors (collectively, “Representatives”) has provided information to or entered into discussions or negotiations with, in each case in compliance with the provisions of any written agreement hereinafter entered into between the Company and any member of the Buyer Group, any person or persons in response to a Company Takeover Proposal made by such person or persons, then WCE (and his Shareholder Representatives) may, only in such person’s capacity as a director, officer or employee of the Company or one of its subsidiaries and subject to and in compliance with each written agreement hereinafter entered into between the Company and any member of the Buyer Group, and not in such person’s capacity as a shareholder of the Company, provide information to and engage in discussions or negotiations with such person or persons as and to the extent that the Company, its subsidiaries or their respective Representatives is permitted to do so pursuant to the terms of any such written agreement and (y) each WCE Shareholder shall be permitted to comply with its disclosure obligations under applicable law. For purposes hereof:

“Company Takeover Proposal” means (i) any proposal or offer for a merger, share exchange, business combination, consolidation, liquidation, dissolution, recapitalization, reorganization or other similar transaction involving the Company or its subsidiaries, (ii) any proposal or offer to acquire in any manner, directly or indirectly, over 15% of the equity securities of the Company or any business or assets that constitute 15% or more of the consolidated net revenues, net income or net assets of the Company and its subsidiaries taken as a whole, or any proposal or offer for the issuance by the Company or its subsidiaries of over 15% of its equity securities as consideration for the assets or securities of another person, (iii) any proposal or offer relating to any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 15% or more of the outstanding equity securities of the Company, or (iv) any proposal or offer to acquire, lease, exchange, mortgage, pledge, dispose of or otherwise transfer (including through a joint venture), in any manner, directly or indirectly, over 15% of the consolidated net revenues, net income or net assets of the Company or its subsidiaries, in a single transaction or a series of related transactions, in each case excluding loan servicing advance receivables pledged or transferred for purposes of facilitating the financing of such loan servicing advance receivables or the rollover of indebtedness existing on the date hereof and other than (x) the Proposed Transaction or (y) any transaction in which the Sponsor or any affiliated private equity fund under common management with the Sponsor will provide any equity or debt commitment pursuant to the terms of the definitive acquisition or merger agreement (in any amount).

“Access Period” means the period commencing on the date hereof and (x) if the Company has not entered into a definitive acquisition or merger agreement relating to the Proposed Transaction with any member of the Buyer Group (the “Merger Agreement”), then continuing until the earlier to occur of (i) the earlier of (a) receipt by WCE or the Company of written notice from the Sponsor of the Sponsor’s election, in its sole discretion, to no longer pursue the Proposed Transaction or (b) a Forfeiture Event and (ii) March 1, 2008, and (y) if the Company has entered into the Merger Agreement, then continuing until the earlier to occur of (i) the mutual consent of the parties hereto, and (ii) the termination of the Merger Agreement in accordance with its terms.

2.	Voting Agreement. The WCE Group hereby agrees, during the Access Period, as follows:

(a)

Each WCE Shareholder is the record and beneficial owner of the capital stock and other securities of the Company set forth next to such person’s name on Schedule A attached hereto (the “Subject Shares”), free and clear of any material lien and any other material limitation or restriction (including any restriction on the right to vote or otherwise dispose of such Subject Shares), other than pursuant to this letter agreement, the Other Sponsor Letter Agreement and the Merger Agreement (when and if executed), and each WCE Shareholder has good and valid title to such Subject Shares. Except for this letter agreement and the Other Sponsor Letter Agreement, none of such Subject Shares is subject to any voting trust or other agreement, arrangement or instrument with respect to the voting of such shares. Other than options to purchase shares of Company common stock, no WCE Shareholder owns, of record or beneficially, any capital stock of the Company or securities exercisable or exchangeable for, or convertible into, capital stock of the Company other than the Subject Shares set forth beside each WCE Shareholder’s name on Schedule A attached hereto.

(b)

The WCE Group shall hold (i) all of the Subject Shares, (ii) any of the Company’s securities issued with respect to, upon conversion of, or in exchange or substitution for, the Subject Shares, including pursuant to the terms of the Proposed Transaction, (iii) all options, warrants and other rights to purchase Subject Shares and (iii) any other voting securities of the Company that the WCE Group currently owns or subsequently acquires (collectively, the “WCE Shares”), subject to the terms and conditions of this letter agreement and the Other Sponsor Letter Agreement.

(c)

At any meeting of the shareholders of the Company, and at any adjournment or postponement thereof, or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Buyer Group Merger Agreement or the merger to be consummated in accordance therewith (the “Merger”) or any other transaction to be consummated in connection therewith is sought, each WCE Shareholder shall vote (or cause to be voted), in person or by proxy, all WCE Shares that such WCE Shareholder is entitled to vote at the time of any vote in favor of (i) the adoption of the Buyer Group Merger Agreement and any transactions contemplated thereby, including the Merger and any actions reasonably required in furtherance thereof requiring a vote of the Company’s shareholders and (ii) any proposal to adjourn any meeting of the shareholders of the Company which any member of the Buyer Group supports. Any such vote will be cast or consent will be given in accordance with the procedures applicable thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. “Buyer Group Merger Agreement” means the draft merger agreement initially submitted by the Buyer Group and WCE to the Special Committee, as may be further revised, so long as (i) the Proposed Transaction as set forth in any revised merger agreement allows WCE to roll over his shares of Company common stock on a tax-free basis for federal income tax purposes and the terms of such revised merger agreement, when taken as a whole, do not materially and adversely impact WCE compared to the draft merger agreement initially submitted by the Buyer Group and WCE to the Special Committee in a manner that is disproportionate when compared to the Sponsor or the Other Sponsor in the Proposed Transaction and (ii) the transaction structure reflected in the definitive merger agreement is consistent in all material respects (other than such changes that do not have a material adverse effect on WCE) with the transaction structure reflected in the Management Term Sheet dated as of the date of this letter agreement (the “Management Term Sheet”).

(d)

At any meeting of the shareholders of the Company, and at any adjournment or postponement thereof, at which any Company Takeover Proposal is submitted for the consideration and vote of the shareholders of the Company or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to any Company Takeover Proposal is sought, each WCE Shareholder shall vote (or cause to be voted), in person or by proxy, all WCE Shares that such WCE Shareholder is entitled to vote at the time of any vote against any Company Takeover Proposal. Any such vote will be cast or consent will be given in accordance with the procedures applicable thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

3.	Protective Provisions.

(a)

Sponsor Expense Reimbursement. The Company shall pay to the Sponsor the Sponsor Reimbursement upon the earlier to occur of: (i) the second business day following such date that the Sponsor delivers written notice to WCE and the Company of its election, in its sole discretion, to no longer pursue the Proposed Transaction, and (ii) March 1, 2008.

“Sponsor Expense Reimbursement” means the documented expenses, fees and costs incurred by the Sponsor (including the expenses, fees and cost of legal counsel, accountants, financial advisors and other consultants and advisors) in connection with its due diligence examination of the Company and the preparation and negotiation of the this Agreement, the Merger Agreement and the other agreements contemplated in connection with the Proposed Transaction (in each case, whether incurred before or after the date hereof) up to $2,500,000 in the aggregate.

(b)

Protective Provisions. The WCE Group further agrees that, unless a Forfeiture Event has occurred, concurrently with the consummation of any Alternative Transaction, WCE shall pay (or shall cause the applicable acquiror in such Alternative Transaction to pay) to the Sponsor, in cash, an aggregate amount (the “Payment”) equal to the product of (A) the number of WCE Shares held by all WCE Shareholders (without duplication) as of immediately prior to the termination of the Access Period (assuming compliance by each WCE Shareholder with Section 4), times (B) the product of (I) 0.25, times (II) the positive difference, if any, of the Per Share Consideration paid in such Alternative Transaction in exchange for (or in exchange for the cancellation of) or with respect to the shares of common stock of the Company held by the public shareholders, over $7.00; it being understood that in the event there is no such positive difference, then, without limiting the rights of the Sponsor or any member of the Buyer Group under any other provision of this letter agreement, no amount shall be payable under this Section 3(b).

	(c)	For purposes of the foregoing:

(i)

“Alternative Transaction” means, if (and only if) the Company or any WCE Shareholder enters into a definitive agreement with respect to a Company Takeover Proposal on or prior to August 31, 2008, the consummation at any time of any Company Takeover Proposal with any party or parties that include any of the same persons (or any of their affiliates) that proposed or offered the Company Takeover Proposal subject to such definitive agreement. For purposes of the definition of “Alternative Transaction” only, all references to 15% in the definition of “Company Takeover Proposal” shall be deemed to be 25%.

(ii)

“Per Share Consideration” means (i) the cash or fair market value of securities or other property into which each share of common stock of the Company held by the public shareholders or issued by the Company shall be exchangeable (or for which each such share shall otherwise be saleable), or (ii) in the event the Alternative Transaction does not involve the issuance, sale or exchange of shares of common stock, the fair market value implied on a per share basis with respect to each such share, in each case in the applicable Alternative Transaction.

(iii)

“Forfeiture Event” shall mean the failure of the Sponsor to negotiate the terms of a definitive merger agreement with respect to the Proposed Transaction in good faith with the committee of the Board of Directors formed for the purpose of considering the Proposed Transaction (the “Special Committee”); it being understood that the Sponsor shall not be obligated to (a) reach agreement on the terms of a definitive merger agreement with the Special Committee, (b) agree to a Per Share Consideration in excess of $7.00 per share of Company common stock; or (c) continue to negotiate the terms of a definitive merger agreement if the Company’s operating performance or financial condition or the industry in which it competes fails to remain at least as favorable as presented to the Sponsor during its due diligence process prior to the date of this letter agreement.

	(d)	The provisions of this Section 3 will terminate, and be of no further force or effect, upon the execution of the Merger Agreement.

4.	Transfer Restrictions. During the Access Period, the WCE Group agrees that:

(a)

The WCE Group hereby covenants and agrees that, except pursuant to the terms of the Merger Agreement or the Other Sponsor Letter Agreement, during the Access Period, each WCE Shareholder shall not, without the prior written consent of the Sponsor, in the Sponsor’s sole discretion, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any WCE Shares or (ii) sell, assign, transfer, or otherwise dispose of any WCE Shares (collectively, a “Transfer”) or enter into any contract, option, agreement, arrangement, or understanding with respect to any Transfer of any WCE Shares or any beneficial ownership or other interest therein or any options or rights to acquire any WCE Shares.

(b)

The terms and conditions of Section 4(a) shall not apply to any Permitted Transfer by a WCE Shareholder. For purposes of this letter agreement, “Permitted Transfer” means any Transfer of any WCE Shares (i) to or for the benefit of any parent, spouse or lineal descendant (whether natural or adopted), sibling, heir, executor, administrator, testamentary trustee, lifetime trustee or legatee of such Shareholder, (ii) to a trust that is and at all times remains solely for the benefit of any such WCE Shareholder and/or to any of the persons named in clause (i), (iii) to any charitable foundation or similar charitable organization founded and controlled by such WCE Shareholder or the WCE Shareholders jointly (and which remains under the control of such WCE Shareholder or the WCE Shareholders jointly, as applicable), (iv) to any corporation or limited liability company that is and at all times remains wholly owned by such WCE Shareholder, or (v) by will or the laws of descent and distribution, in each case provided that such transferee shall, prior to such Transfer, agree in writing, as a precondition to the effectiveness of such Transfer, to be bound by the terms of this letter agreement to the same extent that such WCE Shareholder is bound (any person to whom a Permitted Transfer is made being defined as a “Permitted Transferee”).

5.

Certain Arrangements. Notwithstanding anything to the contrary contained herein, (i) the Sponsor agrees as soon as possible after the execution of the Merger Agreement and, in any event, not later than the time of consummation of the Merger, that the Sponsor (1) will enter into a shareholders agreement, limited liability company agreements and other organizational documents, as applicable, with WCE and the other WCE Shareholders and (2) cause Newco (as defined in the Management Term Sheet) to provide a management incentive plan for the benefit of WCE and other eligible members of management, in each case containing such terms as are summarized in the Management Term Sheet with respect to Newco and such other terms as are customary in agreements of those types and in a form mutually agreeable to the Sponsor, the Other Sponsor and WCE, and (ii) in the event that such agreements or arrangements are not entered into by the time of the consummation of the Merger, (a) the terms and provisions of the Management Term Sheet shall nevertheless be binding upon the Sponsor and Newco, as applicable, with respect to the matters set forth in the Management Term Sheet, (b) WCE shall be entitled to enforce the terms of the Management Term Sheet in all respects against the Sponsor and Newco, as applicable, and (c) the terms and provisions of this Section 5 and the Management Term Sheet shall survive any consummation of the Merger or the Merger Agreement and shall be specifically enforceable by WCE against the Sponsor and Newco, as applicable.

6.	Miscellaneous.

(a)

Each of the parties hereto represents that it has all requisite power and authority to enter into and perform his or its respective obligations under this letter agreement. WCE represents that he has all requisite power and authority to enter into this letter agreement on behalf of the WCE Group and perform the WCE Group’s obligations under this letter agreement. Each of the parties hereto represents that when this letter agreement is executed and delivered by the other parties hereto, this letter agreement shall be enforceable against such party and the WCE Group (as applicable) in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equitable principles). The Company represents that the execution and delivery by the Company of this letter agreement, and the performance by the Company of its obligations hereunder has been approved and authorized by the board of directors of the Company or by a committee thereof duly empowered to so approve and authorize such actions.

(b)

Each of the parties hereto acknowledges and agrees that, though the provisions of this letter agreement are binding upon the parties hereto, neither this letter agreement nor the Other Sponsor Letter Agreement, nor any other manifestation of the Sponsor or the Buyer Group’s interest in the Proposed Transaction constitutes or gives rise to any obligation to proceed with any transaction. Any such obligation will arise only upon the parties’ execution of a definitive acquisition agreement expressly creating such an obligation. Each of the parties hereto agrees that each member of the Buyer Group, including the Other Sponsor, shall be a third-party beneficiary of this letter agreement.

(c)

The Sponsor acknowledges that WCE has entered into this letter agreement solely in his capacity as the owner of the WCE Shares. Nothing in this Agreement shall limit or affect any actions taken by WCE, or require WCE to take any action, in his capacity as a director or officer of the Company, which he reasonably believes, following the advice of outside counsel, is required to be or required not to be taken by him in the exercise of his fiduciary duties as an officer or director of the Company, and any such actions taken, or failure to take any such actions, by him in such capacity which he reasonably believes, following advice of outside counsel, is required in the exercise of his fiduciary duties as an officer or director of the Company shall not be deemed to constitute a breach of this letter agreement.

	(d)	Certain Defined Terms. The following terms, when used in this letter agreement, have the meanings set forth below:

		(i)	“affiliate” with respect to any person, another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

(ii)

“business day” means any day on which the principal offices of the Securities and Exchange Commission in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law to close in New York, New York.

(iii)

“fair market value” of any security or any other asset, right or interest means the average of the closing prices of such security’s sales on all securities exchanges on which such security may at the time be listed, or, if there has been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 P.M., New York time, or, if on any day such security is not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which “fair market value” is being determined and the 20 consecutive business days prior to such day. If at any time such security or other asset, right or interest is not listed on any securities exchange or quoted in the NASDAQ System or the over-the-counter market, the “fair market value” shall be the fair value thereof determined by an investment banking firm reasonably acceptable to the Sponsor and the Other Sponsor, on the one hand, and the WCE Group, on the other hand, which firm shall submit to the Sponsor, the Other Sponsor and the WCE Group a written report setting forth such determination. If the parties are unable to agree on an investment banking firm within 15 days, a firm shall be selected by lot from the top-tier New York-based investment banking firms, after the Sponsor and the Other Sponsor, on the one hand, and the WCE Group, on the other hand, have each eliminated one such firm. The determination of such firm shall be final and binding upon all parties. The fees and expenses of such firm shall be allocated to the Sponsor and the Other Sponsor, on the one hand, and the WCE Shareholders, on the other hand, in a manner directly proportional to the positive difference between the fair market value of the applicable security or other asset, right or interest and the value of such security or other asset, right or interest as contended by such party (treating the Sponsor and the Other Sponsor collectively as a single party for such purpose).

(iv)

“Other Sponsor Letter Agreement” means the letter agreement, dated the date hereof, entered into by and among the Other Sponsor, the Company and WCE, substantially in the form of this letter agreement.

	(v)	“person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, governmental entity or other entity.

(vi)

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person.

(e)	Counterparts. This letter agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be the same agreement.

(f)

Execution. This letter agreement, to the extent signed and delivered by means of digital imaging and electronic mail or a facsimile machine, shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

(g)

Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

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Very truly yours,

/s/ William C. Erbey

William C. Erbey,

On behalf of himself and each other WCE Shareholder

Ocwen Financial Corporation

By:	/s/ Martha C. Goss

Name: Martha C. Goss
Title: Director

AGREED AND ACKNOWLEDGED:

OCM Principal Opportunities Fund IV, L.P.

By:	OCM Principal Opportunities Fund IV GP, L.P
Its:	General Partner

By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ B. James Ford

Name:	B. James Ford
Title:	Managing Director

By:	/s/ Skardon Baker

Name:	Skardon Baker
Title:	Managing Director

[Signature Page - Letter Agreement]

Schedule A

WCE Shareholder*	Subject Shares Beneficially Owned*

William C. Erbey	19,697,673

E. Elaine Erbey	13,336,727

FF Plaza Partners	13,336,727

Delaware Permanent Corporation	13,336,727

Erbey Holding Corporation	5,409,704

* The share numbers above represent beneficial ownership (for purposes of Schedule 13D) of the Subject Shares. Notwithstanding anything in this Schedule A or the letter agreement to the contrary, it is understood and agreed that the total number of WCE Shares actually held by all WCE Shareholders as of the date hereof is 19,697,673.